Exhibit 5.1

Our ref	RDS/738667-000001/20510977v2
Direct tel	+852 2971 3046
Email	richard.spooner@maples.com

Uxin Limited 1&3/F, No. 12 Beitucheng East Road Chaoyang District Beijing 100029 People's Republic of China

31 August 2021

Dear Sir or Madam

Uxin Limited

We have acted as Cayman Islands legal advisers to Uxin Limited (the "Company") in connection with the Company’s registration statement on Form F-3, including all amendments or supplements thereto (the "Registration Statement"), filed with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended to date, relating to the offering (the "Offering") by the Company of certain securities include:

(A)	certain American depositary shares (the “ADSs”) representing the Company’s Class A ordinary shares of par value US$0.0001 each (the “Shares”);

(B)	certain preferred shares of the Company with a par value of US$0.0001 each (the “Preferred Shares”);

(C)	warrants to subscribe for Shares or Preferred Shares of the Company (the “Warrants”) to be issued under warrant agreements to be entered into between the Company and the warrant agent for such Warrants thereunder (the “Warrant Agreements”);

(D)	subscription rights to purchase Shares in the Company (the “Subscription Rights”) to be issued under standby underwriting agreements to be entered into among the Company and one or more underwriters for such Subscription Rights thereunder (the “Subscription Rights Agreements”); and

(E)	units comprising of one or more of the ADSs, Preferred Shares, Warrants, or Subscription Rights in any combination (the “Units”) to be issued under unit agreements to be entered into between the Company and the unitholder for such Units thereunder (the “Unit Agreements”).

We are furnishing this opinion as Exhibits 5.1, 8.1 and 23.2 to the Registration Statement.

1	Documents Reviewed

For the purposes of this opinion, we have reviewed only originals, copies or final drafts of the following documents:

1.1	The certificate of incorporation of the Company dated 8 December 2011 issued by the Registrar of Companies in the Cayman Islands.

1.2	The amended and restated memorandum and articles of association of the Company as adopted by a special resolution passed on 1 June 2018 and effective immediately prior to the completion of the Company’s initial public offering of the Company's ADSs representing its Class A Ordinary Shares (the "Memorandum and Articles").

1.3	The minutes (the "Minutes") of the meetings of the board of directors of the Company held on 6 June 2021, 14 June 2021 and 5 July 2021 (the "Meetings"), the written resolutions of the directors of the Company dated 30, August 2021 (the "Directors' Resolutions"), and the corporate records of the Company maintained at its registered office in the Cayman Islands

1.4	A certificate from a director of the Company, a copy of which is attached hereto (the "Director's Certificate").

1.5	A certificate of good standing with respect to the Company issued by the Registrar of Companies dated 8 July 2021 (the "Certificate of Good Standing").

1.6	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving these opinions we have relied (without further verification) upon the completeness and accuracy, as of the date of this opinion letter, of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Warrant Agreements and the Warrants, the Subscription Rights Agreements and the Subscription Rights, and the Unit Agreements and the Units are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2	Copies of documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.3	All signatures, initials and seals are genuine.

2.4	There will be sufficient Ordinary Shares and Preferred Shares authorised for issue under the Memorandum and Articles.

2.5	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the the Warrants and the Warrant Agreements, the Subscription Rights Agreements and the Subscription Rights, and the Units and the Unit Agreements.

2.6	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions set out below.

3	Opinion

Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

3.2	The authorised share capital of the Company is US$1,000,000 divided into 10,000,000,000 shares comprising of (i) 8,900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 1,000,000,000 Senior Preferred Shares of a par value of US$0.0001 each.

3.3	With respect to the Shares and the Preferred Shares, when (i) the Board has taken all necessary corporate action to approve the issue thereof, the terms of the offering thereof and related matters; (ii) the issue of such Shares or Preferred Shares has been recorded in the Company’s register of members (shareholders); and (iii) the subscription price of such Shares or Preferred Shares, (being not less than the par value of the Shares or Preferred Shares, as the case may be) has been fully paid in cash or other consideration approved by the Board, the Shares or Preferred Shares will be duly authorised, validly issued, fully paid and non-assessable.

3.4	With respect to each issue of Warrants, when (i) the Board has taken all necessary corporate action to approve the creation and terms of the Warrants and to approve the issue thereof, the terms of the offering thereof and related matters; (ii) a Warrant Agreement relating to the Warrants shall have been duly authorised and validly executed and delivered by the Company and the warrant agent thereunder; and (iii) the certificates representing the Warrants have been duly executed, countersigned, registered and delivered in accordance with the Warrant Agreement relating to the Warrants and the applicable definitive purchase, underwriting or similar agreement approved by the Board upon payment of the consideration therefor provided therein, the Warrants will be duly authorised, legal and binding obligations of the Company.

3.5	With respect to each issue of the Subscription Rights, when (i) the Board has taken all necessary corporate action to approve the creation and terms of the Subscription Rights and to approve the issue thereof, the terms of the offering thereof and related matters; (ii) a Subscription Rights Agreement relating to the Subscription Rights and the Subscription Rights shall have been authorised and duly executed and delivered by and on behalf of the Company and all the relevant parties thereunder in accordance with all relevant laws; and (iii) when such Subscription Rights issued thereunder have been duly executed and delivered on behalf of the Company and authenticated in the manner set forth in the Subscription Rights Agreement relating to such issue of Subscription Rights and delivered against due payment therefor pursuant to, and in accordance with, the terms of the Registration Statement and any relevant prospectus supplement, such Subscription Rights issued pursuant to the Subscription Rights Agreement will have been duly executed, issued and delivered.

3.6	With respect to each issue of the Units, when (i) the Board has taken all necessary corporate action to approve the creation and terms of the Units and to approve the issue thereof, the terms of the offering thereof and related matters; (ii) a Unit Agreement relating to the Units and the Units shall have been authorised and duly executed and delivered by and on behalf of the Company and all the relevant parties thereunder in accordance with all relevant laws; and (iii) when such Units issued thereunder have been duly executed and delivered on behalf of the Company and authenticated in the manner set forth in the Unit Agreement relating to such issue of Units and delivered against due payment therefor pursuant to, and in accordance with, the terms of the Registration Statement and any relevant prospectus supplement, such Units issued pursuant to the Unit Agreement will have been duly executed, issued and delivered.

3.7	The statements under the caption "Taxation" in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects and that such statements constitute our opinion.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.2	The obligations assumed by the Company under the Warrant Agreements, the Subscription Rights Agreements, the Unit Agreements or the Warrants, Subscription Rights, and Units issued thereunder will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the "functional currency" of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

(f)	arrangements that constitute penalties will not be enforceable;

(g)	enforcement may be prevented by reason of fraud, coercion, duress, undue influence, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts;

(h)	provisions imposing confidentiality obligations may be overridden by compulsion of applicable law or the requirements of legal and/or regulatory process;

(i)	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought in matters where they determine that such proceedings may be tried in a more appropriate forum;

(j)	we reserve our opinion as to the enforceability of the relevant provisions of the documents to the extent that they purport to grant exclusive jurisdiction as there may be circumstances in which the courts of the Cayman Islands would accept jurisdiction notwithstanding such provisions; and

(k)	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there is doubt as to the enforceability of any provision in the Warrant Agreements, the Subscription Rights Agreements and the Unit Agreements whereby the Company covenants to restrict the exercise of powers specifically given to it under the Companies Act (As Revised) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association or present a petition to a Cayman Islands court for an order to wind up the Company.

4.3	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-Cayman Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Warrant Agreements or the Warrants, the Subscription Rights Agreements or the Subscription Rights, and the Unit Agreements or the Units.

4.4	We have not reviewed the final form of any of the Warrant Agreements, the Subscription Rights Agreements, the Unit Agreements or the Warrants, Subscription Rights, and Units to be issued thereunder, and our opinions are qualified accordingly.

4.5	We reserve our opinion as to the extent to which the courts of the Cayman Islands would, in the event of any relevant illegality or invalidity, sever the relevant provisions of the Warrant Agreements or the Warrants, the Subscription Rights Agreements or the Subscription Rights, and the Unit Agreements or the Units and enforce the remainder or the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

In this opinion, the phrase "non-assessable" means, with respect to Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder and in absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, be liable for additional assessments or calls on the Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the headings "Enforceability of Civil Liabilities", "Taxation" and "Legal Matters" and elsewhere in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the Commission thereunder.

Yours faithfully

/s/ Maples and Calder (Hong Kong) LLP
Maples and Calder (Hong Kong) LLP

Encl

Director's Certificate